UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CRIMSON EXPLORATION INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

22662K108 (CUSIP Number)

March 20, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 22662K108	Page 2 of 5

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Gregory P. Pipkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER:
3,606,047(1)
6 SHARED VOTING POWER:
-0-
7 SOLE DISPOSITIVE POWER:
3,606,047(1)
8 SHARED DISPOSITIVE POWER:
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,606,047(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

12.28%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

[1]	Includes 277,778 shares of Common Stock that may be received upon conversion of Series G Convertible Preferred Stock beneficially owned by the reporting person, 18,689 shares of Common Stock that may be received upon conversion of accrued and unpaid dividends on the Series G Convertible Preferred Stock, and 32,356 shares of Common Stock owned by Core Natural Resources GP, LLC, of which reporting person is the sole member.
[2]	Based upon 29,026,643 shares outstanding on March 16, 2006, plus 277,778 shares of Common Stock issuable upon conversion of the Series G Convertible Preferred Stock beneficially owned by the reporting person, 18,689 shares of Common Stock that may be received upon conversion of accrued and unpaid dividends on the Series G Convertible Preferred Stock, and 32,356 shares of Common Stock owned by Core Natural Resources GP, LLC, of which reporting person is the sole member.

CUSIP No. 22662K108	Page 3 of 5

Item 1.	(a)	Name of Issuer:

Crimson Exploration Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

480 N. Sam Houston Parkway E Suite 300 Houston Texas 77060

Item 2.	(a)-(c)	Name, Address and Citizenship of Person Filing:

Gregory P. Pipkin 11227 Smithdale Road Houston, Texas 77024 United States of America

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number: 22662K108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 22662K108	Page 4 of 5

Item 4.	Ownership

The information in items 5 through 11 on the cover page (page 2) on Schedule 13G is hereby incorporated by reference.

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.

Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 22662K108	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 20, 2006
Date

/s/ Gregory P. Pipkin
Signature

Gregory P. Pipkin
Name / Title